Exhibit 99.5

1 Q2 4 Grupo Éxito Financial Results May 9, 2024 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of t he issuer ” .

2 Note on forward looking statements This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward - looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation .

▪ Words from our CEO, Mr . Carlos Calleja ▪ 1 Q 24 Financial and Operating Highlights ▪ 1 Q 24 Financial Performance ▪ Conclusions and Q&A session Agenda 3

4 Words from our CEO Mr. Carlos Calleja Grupo Calleja

5 Operating and Financial Highlights

Recurring EBITDA 3 COP $302,113 M ( - 22.0%, 5.7% margin; - 14.2% excluding FX ) Net Revenue COP $5.3 B ( - 3.3 % y/y, +7.9 % excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 10 . 4 % at Net Revenue and - 9 . 1 % at recurring EBITDA during 1 Q 24 . (2) Excluding FX and calendar effect . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) T he sale of property development projects (inventory) was of COP $ 2 . 8 K during 1 Q 24 vs COP $ 29 . 2 K in 1 Q 23 . (5) LTM e xpansion from o penings, reforms, conversions and remodellings . SSS 2 +5.7% 1 Q24 Consolidated highlights 1 Financial Highlights Investment & expansion Operating and Corporate Governance highlights Net loss COP $ 37,863 M 6 642 stores 1.04 M sqm ( - 1.9%) Positive sales performance in local currencies in all countries despite consumption slowdown and macro headwinds • Omni - channel performance : x 8 . 7 % growth x 11 . 2 % share (+ 20 bps y/y) (Col 14 . 6% , Uru 2 . 5 % and Arg 2 . 6% ) • Viva Malls grew revenues by 8 . 4 % and Recurring EBITDA by 16 . 6 % y/y (+ 264 bps) • Ongoing restructuring process , closing of non - profitable stores to increase profitability and a leaner corporate structure in Colombia • GSA approvals : x Dividend of COP $ 50 . 49 per share, 52 % pay - out - ratio x New BoD appointed and by - law amendments and other proposals approved • Capex of COP $109,485 M during 1Q24 81% allocated to expansion 5 • LTM store expansion 5 : 41 stores (Col 33, Uru 5, Arg 3) • Colombia: 3 stores (2 Éxito, 1 Carulla) • Expansion strategy focused on conversions to Éxito and Carulla banners • Argentina : 1 Mayorista • Net Revenue : Retail Sales growth 2 : Col + 2 . 0% ; Uru + 7 . 6% ; Arg + 228 . 1% . Positive performance of other revenue (+ 14 . 5 % Col, + 9 . 2 % consol) driven by complementary businesses • Gross Profit : - 7 . 7 % to 25 . 1 % margin, impacted by a higher base from sale of property 4 and a price investment strategy mainly in Colombia • Recurring EBITDA 3 : reflected consumption deceleration, inflationary pressures on costs/expenses, and negative FX impacts • Net result affected by higher financial and non - recurring expenses • Free cash flow generation of 254 % y/y amounted to COP $ 291 , 000 M

Financial Performance 7

Solid food sales growth in Colombia, boosted trend in Uruguay from macro tailwinds and inflationary effects on consumption in Argentina Top line performance • CPI 7 . 36 % LT - March (vs 13 . 3 % y/y) , 1 . 7 % food inflation ; retail sales exc . gas and vehicles - 1 . 1 % y/y (Feb) • Volume grew 3 . 1% , despite inflation slowdown and lower household consumption • Boosted omni - channel performance (+ 7 . 9% ) • Food grew 5 . 8 % and above food inflation, driven by FMCG (+ 6 . 3% ) and fresh (+ 4 . 6% ) categories • Non - food ( - 6 . 6% ) impacted by lower credit and consumer confidence • Other revenue growth (+ 14 . 5% ) driven by complementary businesses performance • Net Revenue + 3 . 5% , excluding development fees of real estate and property sales • CPI 3.8% LT - March (vs 7.3% y/y), 1.94% food inflation • Retail Sales and SSS in LC : + 7 . 6% , + 5 . 6 % and above inflation, boosted by : x Sound political and economic environment x A tourism season that performed better than expected x 32 Fresh Market stores (+ 6 . 1 % growth vs 1 Q 23 ; 61 . 1 % share on total sales) • CPI 287 . 7 % LT - March (vs 107 . 5 % y/y) • Quarterly results in COP impacted by - 79 . 8 % FX • Retail Sales and SSS in LC : + 228 . 1% , + 199% • Top line reflected lagged consumption • Real estate + 193 % in LC (occupancy levels of 94 . 5% ) • Higher share of the C&C format on total sales ( 18 . 5 % vs 13 . 1 % y/y) Notes : Data in COP includes a - 17 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1 Q 24 and - 79 . 8 % in Argentina, respectively, calculated with the closing exchange rate . SSS in local currency, include the effect of conversions and exclude the calendar effect of - 0 . 1 % in Colombia ( - 0 . 5 % in Éxito, 1 . 4 % in Carulla and 1 . 3 % in LC segments), + 2 . 9 % in Uruguay and + 9 . 8 % in Argentina during 1 Q 24 . (1) Segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 2 . 8 K during 1 Q 24 vs COP $ 29 . 2 K in 1 Q 23 . 8 Colombia Argentina Uruguay in COP M 1Q24 1Q23 % Var 1Q24 1Q23 % Var % var exc. FX 1Q24 1Q23 % Var % var exc. FX 1Q24 1Q23 % Var % var exc. FX Retail Sales 3,703,345 3,630,343 2.0% 1,037,043 1,161,469 (10.7%) 7.6% 295,716 445,420 (33.6%) 228.1% 5,036,104 5,237,232 (3.8%) 7.5% Other Revenue 220,713 192,806 14.5% 8,512 9,655 (11.8%) 6.3% 9,810 16,544 (40.7%) 193.0% 239,035 218,922 9.2% 17.1% Net Revenue 3,924,058 3,823,149 2.6% 1,045,555 1,171,124 (10.7%) 7.6% 305,526 461,964 (33.9%) 226.8% 5,275,139 5,456,154 (3.3%) 7.9% Colombia Uruguay Argentina Consolidated

1Q24 Performance by segment 9 • FMCG + 5 . 9 % and fresh + 4 . 7% • 2 store conversions during the quarter • 32 Éxito WOW stores ( 36 . 2 % share on the segment ´ s sales) • Non - food s ales affected by electro ( - 4 . 8% ) and apparel ( - 1 . 1% ) Food sales in Éxito grew 3.3X and 4X in Carulla vs food inflation (LT - March 1.7%) Notes : SSS in local currency, include the effect of conversions and exclude the calendar effect of - 0 . 1 % in Colombia ( - 0 . 5 % in Éxito, 1 . 4 % in Carulla and 1 . 3 % in LC segments) . (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 2 . 8 K during 1 Q 24 vs COP $ 29 . 2 K in 1 Q 23 . T he best performing segment, driven by : • F ood + 7 . 2 % and omni - channel + 27 . 5% • 1 store opening during the quarter • 31 Fresh Market stores ( 63 . 2 % share on the segment ´ s sales) • Food + 4 . 9% , mainly driven by FMCG (+ 5 . 4% ) • A higher base from the sale of property (low - cost retail sales grew 4 . 2 % when excluded) Éxito Carulla Low - cost & Other 1 : Variations Low-cost & Other (1) SSS 1.2% 0.8% 6.8% -3.4% Total 2.0% 1.5% 6.8% -0.5% Total MCOP 3,703,345 2,520,385 606,986 575,974 1Q24

Highlights Omni - channel 1 performance (1) Include . com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B 2 B virtual ; new channels included : SOC and Midescuento and the base adjusted . 5.5 M Orders (+33%) 1Q24 14.6 % Share on Retail Sales Mid - teens share on sales (14.6%), boosted by a solid food sales trend (+21%, 13.3% share on sales) 10 COP $550,000 M In Retail Sales (+7.9%) • Apps: COP $44,300 M (+43.9%) ; 198,000 orders • Misurtii app grew sales by 101% to COP $23, 6 00 M; 48,500 orders (+88%) • Click and collect orders grew 36%, share on orders 66% 13.3 % Share on Food Sales +21 % Food Sales growth 17.8 % Share on Non - Food Sales

Real Estate performance 1Q24 Real Estate Business Real Estate revenue decreased 17.6% in Colombia due a higher base of fees and property sales 1 of COP $32.8K M 788,000 sqm of GLA (33 assets) Occupancy rate 97.6% (vs. 96.4% y/y ) Note : (1) S ale of real estate property development projects (inventory) was of COP $ 2 . 8 K during 1 Q 24 compared to COP $ 29 . 2 K during 1 Q 23 . (2) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51 % stake and consolidates the business . 11 Revenues from rental and administrative fees ( - 0.6% consol, +5.6% Col during 1Q24 ) x 17 assets x 563,000 sqm of GLA (71% share) x 98.4 % occupancy rate Viva Malls 2 Leading shopping malls operator Guaranteed income from leases and stable cash flow Real estate business unit in Colombia including performance of Viva Malls VM grew revenue by 8.4% during 1Q24 and Recurring EBITDA by 16.6% (+264 bps) at consolidated level y/y In MCOP 1Q24 1Q23 % Var Net Revenue 99,882 92,151 8.4% Recurring EBITDA 37,646 32,295 16.6% Recurring EBITDA Margin 37.7% 35.0% 264 bps

Recurring EBITDA outcome reflected higher expenses in international operations and non-recurring effects on the base in Colombia

Operating performance

Colombia

in COP M	1Q24	1Q23	% Var
Net Revenue	3,924,058	3,823,149	2.6%
Gross profit	843,260	862,503	(2.2%)
Gross Margin	*21.5%*	*22.6%*	*(107) bps*
Total Expense	(809,215)	(764,317)	5.9%
Expense/Net Rev	*(20.6%)*	*(20.0%)*	*(63) bps*
Recurring Operating Income	34,045	98,186	(65.3%)
ROI Margin	*0.9%*	*2.6%*	*(170) bps*
Recurring EBITDA	177,111	233,510	(24.2%)
Recurring EBITDA Margin	*4.5%*	*6.1%*	*(159) bps*

Uruguay

in COP M	1Q24	1Q23	% Var	% var exc. FX
Net Revenue	1,045,555	1,171,124	(10.7%)	7.6%
Gross profit	378,392	415,959	(9.0%)	9.6%
Gross Margin	*36.2%*	*35.5%*	*67 bps*	
Total Expense	(279,175)	(298,668)	(6.5%)	12.7%
Expense/Net Rev	*(26.7%)*	*(25.5%)*	*(120) bps*	
Recurring Operating Income	99,217	117,291	(15.4%)	2.0%
ROI Margin	*9.5%*	*10.0%*	*(53) bps*	
Recurring EBITDA	122,404	139,583	(12.3%)	5.7%
Recurring EBITDA Margin	*11.7%*	*11.9%*	*(21) bps*	

Argentina

in COP M	1Q24	1Q23	% Var	% var exc. FX
Net Revenue	305,526	461,964	(33.9%)	226.8%
Gross profit	100,301	154,457	(35.1%)	220.9%
Gross Margin	*32.8%*	*33.4%*	*(61) bps*	
Total Expense	(105,081)	(151,339)	(30.6%)	243.1%
Expense/Net Rev	*(34.4%)*	*(32.8%)*	*(163) bps*	.
Recurring Operating Income	(4,780)	3,118	NA	NA
ROI Margin	*(1.6%)*	*0.7%*	*(224) bps*	
Recurring EBITDA	2,598	14,192	(81.7%)	(9.5%)
Recurring EBITDA Margin	*0.9%*	*3.1%*	*(222) bps*	

Consolidated

in COP M	1Q24	1Q23	% Var	% var exc. FX
Net Revenue	5,275,139	5,456,154	(3.3%)	7.9%
Gross profit	1,321,953	1,432,919	(7.7%)	6.7%
Gross Margin	*25.1%*	*26.3%*	*(120) bps*	
Total Expense	(1,193,471)	(1,214,324)	(1.7%)	14.5%
Expense/Net Rev	*(22.6%)*	*(22.3%)*	*(37) bps*	
Recurring Operating Income	128,482	218,595	(41.2%)	(34.5%)
ROI Margin	*2.4%*	*4.0%*	*(157) bps*	
Recurring EBITDA	302,113	387,285	(22.0%)	(14.2%)
Recurring EBITDA Margin	*5.7%*	*7.1%*	*(137) bps*	

Colombia

- **GP:** reflected resilient outcome of recurring real state income (+5.6%), offset by price investment and a higher non-recurring base from property sale[2] (67 bps effect)
- **Recurring EBITDA[1]:** SG&A grew below inflation and the double-digit minimum wage increase from internal efficiency plans and despite and a higher base of real estate (81 bps effect)

Uruguay

- **GP:** solid sales evolution in LC led to costs dilution
- **Recurring EBITDA[1]:** reduced from the effect of the one-time payment of lease contract fees (margin of 12.1% when excluded)
- Remained as the most profitable operation of the Group

Argentina

- **GP:** reflected lower demand amidst the inflationary trend, a mix effect and higher share of the C&C format
- **Recurring EBITDA[1]:** impacted mainly from expenses boosted by wage increases (+252%)

Consolidated

- **GP:** reflected the lower consumption trends, price investment and a higher real estate base
- **Recurring EBITDA[1]:** Gross margin gains from Uruguay in LC offset by the mix effect and higher expenses from international operations.

Note: The Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1Q24 and -79.8% in Argentina, respectively, calculated with the closing exchange rate. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) The sale of property development projects (inventory) of COP $2.8K during 1Q24 vs COP $29.2K in 1Q23.

12

• 1Q24 Net loss of COP $37,863 reflected : o Operating performance affected by lagged consumption and inflationary pressures on SG&A o Higher non - recurring expenses in Colombia from the restructuring process, including the closing of non - profitable stores to increase profitability and a leaner corporate structure o Higher financial expenses mainly from the negative FX effect in Colombia Highlights Note : Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect - 10 . 4 % at Net Revenue during 1 Q 24 , and - 9 . 1 % at recurring EBITDA . 13 Net loss reflected consumption deceleration, inflationary pressures and FX impacts Net Group Share Result Variations of Net Result

Free cash flow reached COP$406,000 M driven by improved management of working capital 1Q24 Leverage and Cash at holding level 1 • Free cash flow generation of 254 % y /y, COP $ 291 , 000 M • Working capital improvement from : o Lower inventory levels to 60 days ( - 4 . 7 days y/y, worth near COP $ 114 , 000 M) o Seasonal improvement in payables • Focus on optimizing investment to prioritize cash availability • Net Financial Debt reduced COP $ 183 , 000 M from working capital improvement and despite pressures from still high levels of repo 3 rates Leverage and cash highlights Note : Numbers expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . (1) Holding : Almacenes Éxito S . A results without Colombia or international subsidiaries . (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . (3) Central Bank repo rate reduced 75 bps to 12 . 25 % during 1 Q 24 in Colombia, (vs . 13 % in 1 Q 23 and 4 Q 23 ) . 14 0.5 1.0 - 1.5 - 1.8 - 0.96 - 0.78 2023-1 2024-1 Cash (& other assets) Gross debt (financial liabilities & warranties) Net financial debt in thousand million COP 1Q24-LTM1Q23-LTMVariation EBITDA 820 966 -15.1% Lease liabilities amortizations & interests (419) (371) 12.9% Operational results before WK 270 442 -38.9% Change in Tax (17) (92) -81.2% Change in working capital 376 (53) NA CapEx (380) (439) -13.4% Free cash flow before investments 249 (142) -275.3% Dividends received 157 257 -38.8% Free cash flow 406 115 254.2%

15 Conclusions

 A resilient top line performance by country in local currencies despite the slowdown in consumption across the region and a higher base of real estate development fees and property sales in Colombia 1 .  Food sales grew above food inflation in Colombia and Uruguay.  Boosted omni - channel performance (14.6% share on sales, the highest level ever reached in Colombia).  Expenses grew below inflation in Colombia despite the double - digit wages increase and restructuring plan, from strict cost control and actions plans implemented.  Net Financial Debt reduced COP$183,000 from working capital improvement ( - 4.7 inventory days y/y, COP $114,000 M).  Free cash flow generation of 254% y/y amounted to COP $291,000 M. Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 1 0 . 4 % at Net Revenue and - 9 . 1 % at recurring EBITDA during 1 Q 24 . Colombia perimeter includes Almacenes Éxito S . A . and its subsidiaries . (1) T he sale of property development projects (inventory) in Colombia was of COP $ 2 . 8 K during 1 Q 24 vs COP $ 29 . 2 K in 1 Q 23 . Consolidated Net Revenue grew 7.9% when excluding the FX effect, despite consumer headwinds across the region 1Q24 Financial & Operating Conclusions 16

 Change of control over to Grupo Calleja.  A clear strategy going forward to face main challenges: » Strengthening the commercial strategy to boost top line growth and improve sales/sqm mainly in Colombia » Focus on store portfolio optimization to Éxito, Carulla, Disco, Devoto and Libertad banners » Cost control initiatives to attain efficiencies » A leaner corporate structure Initiatives to address challenges and drive performance Long - term strategy going forward 17

Appendices 18

Glossary and Notes Notes: • Numbers are expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise . • Sums and percentages may reflect discrepancies due to rounding of figures . • All margins are calculated as percentage of Net Revenue . Glossary: • Colombia results : consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . • Consolidated results : Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina . • Adjusted EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results . • EPS : Earnings Per Share calculated on an entirely diluted basis . • Financial Result : impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities . • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . • GLA : Gross Leasable Area . • GMV : Gross Merchandise Value . • Holding : Almacenes Éxito results without Colombian and international subsidiaries . • Net Revenue : Total Revenue related to Retail Sales and Other Revenue . • Retail Sales : sales related to the retail business . • Other Revenue : revenue related to complementary businesses (real estate, insurance, travel, etc . ) and other revenue . • Recurring EBITDA : Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense) . • Recurring Operating Profit (ROI) : Gross Profit adjusted by SG&A expense and D&A . • SSS : same - store - sales levels, including the effect of store conversions and excluding the calendar effect . 19

Grupo Calleja: New controller of Grupo Éxito 20

Grupo Calleja takes control over Grupo Éxito Float distribution 1 : BDR ´ s 83.3%, ADR ´ s 9.4% and BVC 7.3% 21 • Shareholder's base 1 is represented by around 42,000 holders distributed in 3 markets Grupo Calleja Key Facts in Salvador x One of the largest companies in El Salvador (+11 thousand collaborators) x Over 70 years of experience x Leading food retailer in El Salvador (operates under the Super Selectos banner) x 113 stores and 60% market share x Long - term view on Grupo Éxito investment Note : 1 BDR represents 4 common shares, and 1 ADR represents 8 common shares . (1) Shareholder structure as of March 31 , 2024 ; Grupo Calleja holds 86 . 84 % of Grupo Éxito ( 65 . 44 % represented in ADR ´ s and 21 . 40 % in common shares)

Ownership S tructure Note : Own ership structure as of March 31 , 2024 . 22

23 Update on the Corporate Strategy

Management Team Carlos Mario Giraldo General Manager Colombia General Manager Uruguay General Manager Argentina Ramón Quagliata 24 Jean Christophe Tijeras CEO Grupo Éxito Juan Carlos Calleja

Long - term strategic pillars Main value - creation drivers and focus 25 Customer centric strategy Differentiated value • Increase product assortment / “Unbeatable” portfolio • Targeted offers and discounts • Improve sales per sqm Omnichannel experience • Lead digital sale of groceries • Create competitive advantages to serve better • Strengthen internal capacities Real estate opportunities • Consolidate Viva Malls in Colombia • Strengthening current assets in Argentina and the retail/real estate strategy SG&A efficiencies • Expense control at all levels • Focus on improving shrinkage levels • Systemic negotiations with key suppliers • A leaner operating structure Strategic Vision

Initiatives to address challenges and drive performance 26 Facts Challenges Colombia • The most relevant operation in terms of contribution to results and potential • Well - positioned retail and complementary businesses • Leading omnichannel platform in the region • Positive cash flow outcome • The most profitable business unit • Leader retail player in the country • Solid macro and consumer environments Argentina • Resilient performance and improved trend over the last years • High interest rates affecting consumer credit, TUYA and non - food performance • Still high inflation reducing household expenditure and affecting the expense structure of the company • Increased competition across the country Focus: • Improve assortment, sales per sqm and efficiency plans • Gradual store base conversion to Éxito and Carulla banners • Further implementation of Wow and FreshMarket models Focus: • Best practices across international operations to gain operating efficiencies • Negative FX effect on results • Inflationary pressures on consumption and expenses Focus: • Efficiency plans • Strengthening the dual retail/real estate strategy to improve profitability of current RE portfolio Uruguay

ESG strategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 27

Consolidated Income Statement Notes : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 10 . 4 % at Net Revenue and - 9 . 1 % at recurring EBITDA during 1 Q 24 . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Adjusted EBITDA refers to Earnings B efore Interest, Taxes, Depreciation, and Amortization plus A ssociates & Joint Ventures results . EPS considers the weighted average number of outstanding shares (IFRS 33 ), corresponding to 1 , 297 , 864 , 359 shares . 28 in COP M 1Q24 1Q23 % Var Retail Sales 5,036,104 5,237,232 (3.8%) Other Revenue 239,035 218,922 9.2% Net Revenue 5,275,139 5,456,154 (3.3%) Cost of Sales (3,927,350) (3,996,736) (1.7%) Cost D&A (25,836) (26,499) (2.5%) Gross Profit 1,321,953 1,432,919 (7.7%) Gross Margin 25.1% 26.3% (120) bps SG&A Expense (1,045,676) (1,072,132) (2.5%) Expense D&A (147,795) (142,192) 3.9% Total Expense (1,193,471) (1,214,324) (1.7%) Expense/Net Rev 22.6% 22.3% 37 bps Recurring Operating Income (ROI) 128,482 218,595 (41.2%) ROI Margin 2.4% 4.0% (157) bps Non-Recurring Income/(Expense) (33,254) (5,210) 538.3% Operating Income (EBIT) 95,228 213,385 (55.4%) EBIT Margin 1.8% 3.9% (211) bps Net Financial Result (82,710) (66,822) 23.8% Associates & Joint Ventures Results (22,060) (26,792) (17.7%) EBT (9,542) 119,771 (108.0%) Income Tax 1,562 (40,708) 103.8% Net Result (7,980) 79,063 (110.1%) Non-Controlling Interests (29,883) (33,945) (12.0%) Group profit (loss) for the period (37,863) 45,118 (183.9%) Net Margin (0.7%) 0.8% (154) bps Recurring EBITDA 302,113 387,286 (22.0%) Recurring EBITDA Margin 5.7% 7.1% (137) bps Adjusted EBITDA 246,799 355,284 (30.5%) Adjusted EBITDA Margin 4.7% 6.5% (183) bps EBITDA 268,859 382,076 (29.6%) EBITDA Margin 5.1% 7.0% (191) bps Shares 1,297.864 1,297.864 0.0% EPS (29.2) 34.8 (183.9%)

Income Statement and CapEx by Country Notes : Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of - 10 . 4 % at Net Revenue and - 9 . 1 % at recurring EBITDA during 1 Q 24 . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . The Colombia perimeter includes the consolidation of Almacenes Éxito S . A . and its subsidiaries in the country . Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 17 % FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1 Q 24 and - 79 . 8 % in Argentina, respectively, calculated with the closing exchange rate . 29 Income Statement Colombia Uruguay Argentina Consol in COP M 1Q24 1Q24 1Q24 1Q24 Retail Sales 3,703,345 1,037,043 295,716 5,036,104 Other Revenue 220,713 8,512 9,810 239,035 Net Revenue 3,924,058 1,045,555 305,526 5,275,139 Cost of Sales (3,055,709) (665,068) (206,573) (3,927,350) Cost D&A (25,089) (2,095) 1,348 (25,836) Gross profit 843,260 378,392 100,301 1,321,953 Gross Margin 21.5% 36.2% 32.8% 25.1% SG&A Expense (691,238) (258,083) (96,355) (1,045,676) Expense D&A (117,977) (21,092) (8,726) (147,795) Total Expense (809,215) (279,175) (105,081) (1,193,471) Expense/Net Rev 20.6% 26.7% 34.4% 22.6% Recurring Operating Income (ROI) 34,045 99,217 (4,780) 128,482 ROI Margin 0.9% 9.5% (1.6%) 2.4% Non-Recurring Income and (Expense) (35,093) (91) 1,930 (33,254) Operating Income (EBIT) (1,048) 99,126 (2,850) 95,228 EBIT Margin (0.0%) 9.5% (0.9%) 1.8% Net Financial Result (94,714) (2,572) 14,576 (82,710) Recurring EBITDA 177,111 122,404 2,598 302,113 Recurring EBITDA Margin 4.5% 11.7% 0.9% 5.7% CAPEX in COP M 60,060 48,276 1,149 109,485 in local currency 60,060 480 256

Consolidated Balance Sheet

in COP M	Mar 2024	Dec 2023	Var %
Assets	**17,291,241**	**16,339,761**	**5.8%**
Current assets	**5,359,656**	**5,283,091**	**1.4%**
Cash & Cash Equivalents	1,410,742	1,508,205	(6.5%)
Inventories	2,638,962	2,437,403	8.3%
Accounts receivable	614,940	704,931	(12.8%)
Assets for taxes	583,737	524,027	11.4%
Assets held for sale	17,095	12,413	37.7%
Others	94,180	96,112	(2.0%)
Non-current assets	**11,931,585**	**11,056,670**	**7.9%**
Goodwill	3,221,555	3,080,622	4.6%
Other intangible assets	393,921	366,369	7.5%
Property, plant and equipment	4,197,005	4,069,765	3.1%
Investment properties	1,746,654	1,653,345	5.6%
Right of Use	1,790,441	1,361,253	31.5%
Investments in associates and JVs	262,998	232,558	13.1%
Deferred tax asset	239,232	197,692	21.0%
Others	79,779	95,066	(16.1%)

in COP M	Mar 2024	Dec 2023	Var %
Liabilities	**9,597,226**	**8,917,952**	**7.6%**
Current liabilities	**7,358,067**	**7,144,623**	**3.0%**
Trade payables	4,496,384	5,248,777	(14.3%)
Lease liabilities	281,436	282,180	(0.3%)
Borrowing-short term	2,056,303	1,029,394	99.8%
Other financial liabilities	133,188	139,810	(4.7%)
Liabilities for taxes	115,290	107,331	7.4%
Others	275,466	337,131	(18.3%)
Non-current liabilities	**2,239,159**	**1,773,329**	**26.3%**
Trade payables	19,342	37,349	(48.2%)
Lease liabilities	1,717,427	1,285,779	33.6%
Borrowing-long Term	206,368	236,811	(12.9%)
Other provisions	11,613	11,630	(0.1%)
Deferred tax liability	238,421	156,098	52.7%
Liabilities for taxes	7,670	8,091	(5.2%)
Others	38,318	37,571	2.0%
Shareholder´s equity	**7,694,015**	**7,421,809**	**3.7%**

30

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

Consolidated Cash Flow Note : Consolidated data include figures from Colombia, Uruguay and Argentina . 31 in COP M Mar 2024 Mar 2023 Var % Profit (7,980) 79,063 (110.1%) Operating income before changes in working capital 286,975 384,260 (25.3%) Cash Net (used in) Operating Activities (749,879) (844,472) (11.2%) Cash Net (used in) Investment Activities (146,892) (166,114) (11.6%) Cash net provided by Financing Activities 790,267 278,012 184.3% Var of net of cash and cash equivalents before the FX rate (106,504) (732,574) (85.5%) Effects on FX changes on cash and cash equivalents 9,041 (18,548) (148.7%) (Decresase) net of cash and cash equivalents (97,463) (751,122) (87.0%) Opening balance of cash and cash equivalents 1,508,205 1,733,673 (13.0%) Ending balance of cash and cash equivalents 1,410,742 982,551 43.6%

Holding Income Statement 1 (1) Holding : Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . 32 in COP M 1Q24 1Q23 % Var Retail Sales 3,708,489 3,632,332 2.1% Other Revenue 126,101 105,972 19.0% Net Revenue 3,834,590 3,738,304 2.6% Cost of Sales (3,049,288) (2,927,962) 4.1% Cost D&A (23,648) (22,556) 4.8% Gross profit 761,654 787,786 (3.3%) Gross Margin 19.9% 21.1% (121) bps SG&A Expense (641,168) (606,099) 5.8% Expense D&A (115,120) (107,198) 7.4% Total Expense (756,288) (713,297) 6.0% Expense/Net Rev (19.7%) (19.1%) (64) bps Recurring Operating Income (ROI) 5,366 74,489 (92.8%) ROI Margin 0.1% 2.0% (185) bps Non-Recurring Income and (Expense) (35,145) (4,441) 691.4% Operating Income (29,779) 70,048 (142.5%) EBIT Margin (0.8%) 1.9% (265) bps Net Financial Result (107,644) (83,641) 28.7% Group profit (loss) for the period (37,863) 45,118 (183.9%) Net Margin (1.0%) 1.2% (219) bps Recurring EBITDA 144,134 204,243 (29.4%) Recurring EBITDA Margin 3.8% 5.5% (170) bps

Holding Balance Sheet[1]

in COP M	Mar 2024	Dec 2023	Var %
Assets	**14,102,080**	**13,580,684**	**3.8%**
Current assets	**4,115,414**	**4,015,527**	**2.5%**
Cash & Cash Equivalents	1,024,349	980,624	4.5%
Inventories	2,082,605	1,993,987	4.4%
Accounts receivable	342,972	436,942	(21.5%)
Assets for taxes	549,137	496,180	10.7%
Others	116,351	107,794	7.9%
Non-current assets	**9,986,666**	**9,565,157**	**4.4%**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	186,950	190,346	(1.8%)
Property, plant and equipment	1,947,879	1,993,592	(2.3%)
Investment properties	65,111	65,328	(0.3%)
Right of Use	1,606,879	1,556,851	3.2%
Investments in subsidiaries, associates and JVs	4,488,316	4,091,366	9.7%
Others	238,454	214,597	11.1%

in COP M	Mar 2024	Dec 2023	Var %
Liabilities	**7,726,873**	**7,480,007**	**3.3%**
Current liabilities	**5,941,948**	**5,692,731**	**4.4%**
Trade payables	3,443,702	4,144,324	(16.9%)
Lease liabilities	299,795	290,080	3.3%
Borrowing-short term	1,583,251	578,706	173.6%
Other financial liabilities	284,699	149,563	90.4%
Liabilities for taxes	89,658	100,449	(10.7%)
Others	240,843	429,609	(43.9%)
Non-current liabilities	**1,784,925**	**1,787,276**	**(0.1%)**
Lease liabilities	1,527,191	1,481,062	3.1%
Borrowing-long Term	206,368	236,812	(12.9%)
Other provisions	11,484	11,499	(0.1%)
Deferred tax liability	-	-	0.0%
Others	39,882	57,903	(31.1%)
Shareholder´s equity	**6,375,207**	**6,100,677**	**4.5%**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

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Debt by country and maturity

Net debt breakdown by country

31 Mar 2024, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	1,867,950	1,713,747	471,697	4,047	2,189,491
Long-term debt	206,367	206,367	-	-	206,367
Total gross debt (1) (2)	**2,074,317**	**1,920,114**	**471,697**	**4,047**	**2,395,858**
Cash and cash equivalents	1,024,349	1,161,159	210,604	38,979	1,410,742
Net debt	**(1,049,968)**	**(758,955)**	**(261,093)**	**34,932**	**(985,116)**

Holding Gross debt by maturity

31 Mar 2024, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	31-mar-24
Short Term - Bilateral	25,000	Fixed	Mayo 2024	25,000
Short Term - Bilateral	100,000	Fixed	Mayo 2024	100,000
Mid Term - Bilateral	135,000	Floating	April 2024	135,000
Revolving credit facility - Bilateral	400,000	Floating	February 2025	400,000
Short Term - Bilateral	100,000	Fixed	February 2025	100,000
Long Term - Bilateral	200,000	Floating	March 2025	150,000
Revolving credit facility - Bilateral	200,000	Floating	April 2025	200,000
Revolving credit facility - Bilateral	300,000	Floating	June 2025	300,000
Long Term - Bilateral	290,000	Floating	March 2026	108,749
Long Term - Bilateral	190,000	Floating	March 2027	120,916
Long Term - Bilateral	150,000	Floating	March 2030	108,375
Total gross debt (3)	**2,090,000**			**1,748,040**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 11.18%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

34

Store number and Retail Sales area Note : The store count does not include the 2 , 791 allies in Colombia . 35 Banner by country Store number Sales area (sqm) Colombia Exito 204 616,655 Carulla 112 87,509 Surtimax 78 30,923 Super Inter 56 54,015 Surtimayorista 63 54,877 Total Colombia 513 843,979 Uruguay Devoto 67 41,981 Disco 30 35,934 Geant 2 16,411 Total Uruguay 99 94,326 Argentina Libertad 15 89,615 Mini Libertad 3 484 Mayorista 12 14,354 Total Argentina 30 104,453 TOTAL 642 1,042,758

Accounts Reconciliations

Exchange Rates Effects on Results

1Q24

Net Revenues	Growth in LC	Growth in COP	FX effect
Uruguay	7.6%	-10.7%	-17.0%
Argentina	226.8%	-33.9%	-79.8%
Consolidated	7.9%	-3.3%	-10.4%

Recurring EBITDA	Growth in LC	Growth in COP	FX effect
Uruguay	5.7%	-12.3%	-17.0%
Argentina	-9.6%	-81.7%	-79.8%
Consolidated	-14.2%	-22.0%	-9.1%

Free Cash Flow Effects on Results

	2024 Q1	2023 Q1	2023	2024 Q1 + 2023 - 2023 Q1
Net cash flows used in operating activities	-905,738	- 908,934	835,550	838,746
Net cash flows used in investing activities	- 7,446	- 106,537	-321,930	- 222,839
Variation of collections on behalf of third parties	139,835	- 54,698	14,734	209,267
Lease liabilities paid	- 73,717	- 67,367	-276,413	- 282,763
Interest on lease liabilities paid	- 36,845	- 29,905	-129,305	- 136,245
Free cash flow	**-883,911**	**-1,167,441**	**122,636**	**406,166**

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 1Q24 and -79.8% in Argentina, calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

36

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense . Adjusted EBITDA refers to Earnings B efore Interest, Taxes, Depreciation, and Amortization plus A ssociates & Joint Ventures results . 37 in COP M 1Q24 1Q23 Operating Income (EBIT) 95,228 213,385 Non-Recurring Income/(Expense) 33,254 5,210 Cost D&A 25,836 26,499 Expense D&A 147,795 142,192 Recurring EBITDA 302,113 387,286 in COP M 1Q24 1Q23 Operating Income (EBIT) 95,228 213,385 Associates & Joint Ventures Results (22,060) (26,792) Cost D&A 25,836 26,499 Expense D&A 147,795 142,192 Adjusted EBITDA 246,799 355,284 in COP M 1Q24 1Q23 Operating Income (EBIT) 95,228 213,385 Cost D&A 25,836 26,499 Expense D&A 147,795 142,192 EBITDA 268,859 382,076

Accounts Reconciliations Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia 38 in COP M 1Q24 1Q23 Operating Income (EBIT) 22,490 17,640 Non-Recurring Income/(Expense) 9 416 Expense D&A 15,147 14,239 Recurring EBITDA 37,646 32,295 Consolidated 1Q24 1Q23 Var Income from concessionaires 23,054 26,987 -14.6% Income from building administration 14,862 12,619 17.8% Income from property rent 76,414 72,850 4.9% Income from rent of other spaces 21,703 24,356 -10.9% Revenues real estate 136,033 136,812 -0.6% Non recurring concessionaires fees (-) 0 0 0.0% Recurring revenues real estate 136,033 136,812 -0.6% Non recurring concessionaires fees 0 6,428 -100.0% Sales of real estate projects 2,850 29,208 -90.2% Total revenues real estate 138,883 172,448 -19.5%

María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”. Teresita Alzate Investor Relations Executive +(574) 6049696 Ext 306560 teresita.alzate@grupo - exito.com Cr 48 No. 32B Sur – 139, Av. Las Vegas Envigado, Colombia